Fidelity Tactical Income Central Investment Portfolio
STATEMENT OF ASSETS & LIABILITIES
October 20, 2004

Assets:
Cash	$50,000
Total Assets	50,000

Liabilities:	0
Net Assets:	$50,000
Net Assets consist of:	$50,000
Paid in Capital
Net Assets, for 500 shares outstanding	$50,000
Net asset value, offering price and
redemption price per share ($50,000/500 shares outstanding)	$100.00

Note 1:

Fidelity Tactical Income Central Investment Portfolio (the fund) is a fund of the Fidelity Central Investment Portfolios LLC (LLC), an open-end management investment company organized as a Delaware Limited Liability Company. Each fund in the LLC will be a separate partnership for tax purposes. Shares of the fund are only offered to other investment companies and accounts managed by Fidelity Management & Research Company (FMR), or its affiliates. The fund has had no operations to date other than matters relating to the sale and issuance of 500 shares by the fund to Fidelity Investments Money Management, Inc. (FIMM) for an aggregate purchase price of $50,000. The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statement.

Note 2:

FIMM, an affiliate of FMR, provides the fund with investment management services. The fund does not pay a fee for these services.

To the Trustees of Fidelity Central Investment Portfolios LLC and Shareholders of Fidelity Tactical Income Central Investment Portfolio:

We have audited the accompanying statement of assets and liabilities of Fidelity Tactical Income Central Investment Portfolio (the Fund), a fund of Fidelity Central Investment Portfolios LLC, as of October 20, 2004. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets and liabilities presentation. We believe that our audit of the statement of assets and liabilities provides a reasonable basis for our opinion.

In our opinion, such statement of assets and liabilities presents fairly, in all material respects, the financial position of Fidelity Tactical Income Central Investment Portfolio as of October 20, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

October 29, 2004